FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

January 30, 2008

ITEM 3   News Release:

A press release was issued on February 1, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced it has received a two (2) week extension for the repayment of its 10% Senior Subordinated Redeemable Notes.

ITEM 5   Full Description of Material Change:

JED has received a two (2) week extension of the redemption date of its $40.24 million principal amount of 10% Senior Subordinated Redeemable Notes (“Notes”) from February 1st to February 15th, 2008, as it is awaiting the finalization of the closing of the financing letter of intent for a term loan facility of $41.5 million for nine (9) months.  During the extension, the Notes will accrue interest at the rate of 2% per month.  Under the terms of the extension, if the Notes are not redeemed in full on February 15th, 2008, the outstanding principal amount to be repaid will be increased by 20%.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, V.P., Legal & Corporate Affairs
(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on February 5, 2008.